FORM 4
U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(f) of the Investment Company Act of 1940

____Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b)

1.  Name and Address of Reporting Person

    Hugen, Richard L.
    425 Corporate Circle
    Golden, CO  80401

2.  Issuer Name and Ticker or Trading Symbol

    UQM Technologies, Inc. (UQM)

3.  IRS or Social Security Number of Reporting Person (Voluntary)

    N/A

4.  Statement for Month/Year

    June, 2001

5.  If Amendment, Date of Original (Month/Year)

    N/A

6.  Relationship of Reporting Person to Issuer

    Officer:  Vice President Marketing and Sales

TABLE I-Non-Derivative Securities Acquired, Disposed Of, or Beneficially Owned

1.  Title of Security (Instr. 3)

    Line 1 - Common Stock

2.  Transaction Date (Month/Day/Year)

    Line 1 - June 30, 2001

3.  Transaction Code (Instr. 8)

    Line 1 - Code:  M

4.  Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

    Line 1- Amount: 474 Shares; (A) or (D): Acquired; Price: $5.53 Per Share

5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4) 852 Shares.

6.  Ownership Form:  Direct (D) or Indirect (I) (Instr. 4)

    Direct

7.  Nature of Indirect Beneficial Ownership (Instr. 4)

    N/A

TABLE II-Derivative Securities Acquired, Disposed Of, or Beneficially Owned
         (e.g., Puts, Calls, Warrants, Options, Convertible Securities)

1.  Title of Derivative Security (Instr. 3)

    Line 1 - Call Option

2.  Conversion or Exercise Price of Derivative Security

    Line 1 - $5.36

3.  Transaction Date (Month/Day/Year)

    Line 1 - June 30, 2001

4.  Transaction Code (Instr. 8)

    Line 1 - M

5. Number of Derivative Securities Acquired (A) or Disposed of(D) (Instr. 3, 4 and 5)

    Line 1 - Exercised Call Option on 474 shares of common stock

6.  Date Exercisable and Expiration Date (Month/Day/Year)

    Line 1 - Date Exercisable: June 30, 2001; Expiration Date:
             June 30, 2001

7.  Title and Amount of Underlying Securities (Instr. 3 and 4)

    Line 1 - 474 shares of common stock

8.  Price of Derivative Security (Instr. 5)

    Line 1 - N/A

9.  Number of Derivative Securities Beneficially Owned at End of
    Month (Instr. 4)

    Call Options on 35,000 Shares

10. Ownership Form of Derivative Security:  Direct (D) or Indirect (I)
    (Instr. 4)

    Direct

11. Nature of Indirect Beneficial Ownership (Instr. 4)

    N/A

Explanation of Responses: none.

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a)


/s/Richard S. Hugen                                     October 8, 2001
**Signature of Reporting Person                         Date